ANNUAL NOTICE
May 1, 2025
Great-West Smart Track® Variable Annuity	Empower Annuity Insurance Company of America Variable Annuity‑2 Series Account P.O. Box 1854 Birmingham, AL 35201‑1854 Telephone: 1‑877‑723‑8723 www.protective.com
This Annual Notice for the Great-West Smart Track® Variable Annuity, an individual flexible premium deferred variable annuity contract (the “Contract”) issued by Empower Annuity Insurance Company of America, provides certain updated information about your Contract since May 1, 2024. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Portfilios available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2019, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Variable Annuity-2 Series Account and for Empower Annuity Insurance Company of America, prospectuses for the Portfolios listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-877-723-8723 or by sending an email request to prospectus@protective.com.
The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes, is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Contract is complex investment and involves risks, including potential loss of principal. Withdrawals could result in surrender charges, taxes, and tax penalties.
Empower Annuity Insurance Company of America’s obligations under the Contract are subject to its financial strength and claims-paying ability.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-176926

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	9

SPECIAL TERMS
“We”, “us”, “our”, “Empower”, and “Company” Refer to Empower Annuity Insurance Company of America. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.
Annuitant (Joint Annuitant) The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. The Annuitant will be the Owner unless otherwise indicated in the application. Joint Annuitants must be one another’s Spouse as of the Effective Date. If you select a Joint Annuitant, ‘Annuitant’ means the older Joint Annuitant or the sole surviving Joint Annuitant. If you name a contingent annuitant, the Annuitant will be considered the ‘Primary Annuitant.’
Annuity Account An account we establish in your name that reflects all account activity under your Contract in both the Investment Segment and the Income Segment.
Annuity Account Value The sum of the value of each Sub-Account you have selected in both the Investment Segment and Income Segment. The Annuity Account Value is credited with a return based upon the investment experience of the Sub-Account(s) selected by you and will increase and decrease accordingly.
Beneficiary The person(s) designated by the Owner to receive any Death Benefit under the terms of the Contract. If the surviving Spouse of an Owner is the surviving Joint Owner, the surviving Spouse will be deemed to be the Beneficiary upon such Owner’s death and may take the Death Benefit or elect to continue this Contract in force.
Benefit Base For purposes of the GLWB Riders, the amount that is multiplied by the Guaranteed Annual Withdrawal Percentage to calculate the Guaranteed Annual Withdrawal. The Benefit Base increases dollar-for-dollar upon any GLWB Rider Contribution and is reduced proportionately for any Excess Withdrawal. The Benefit Base can also increase with positive Covered Fund performance on the Ratchet Date and may also be adjusted on the Ratchet Date. The Benefit Base may not exceed $5 million. Any Covered Fund Value over $5 million will be considered excess Covered Fund Value and will not be used to calculate Guaranteed Annual Withdrawals.
Code The Internal Revenue Code of 1986, as amended, and all related laws and regulations which are currently in effect.
Contingent Annuitant The person you may name in the application who becomes the Annuitant when the Primary Annuitant dies. The Contingent Annuitant must be designated before the death of the Primary Annuitant and at least 30 days prior to the Annuity Commencement Date. If a Non-Grantor Trust owns the Contract, no Contingent Annuitant may be named.
Contract  The Great-West Smart Track Variable Annuity, a flexible premium, deferred, variable annuity contract.
Contributions Amounts of money you invest or deposit into your Annuity Account.
Covered Funds Interests in Sub-Account(s) designated for the Income Segment.
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Great-West SecureFoundation® Balanced Fund – Class L

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Any other Portfolio we approve for the GLWB

Covered Fund Value The aggregate value of each Covered Fund.
Covered Person(s) For purposes of the GLWB Rider, the natural person(s) whose age determines the Guaranteed Annual Withdrawal Percentage and on whose life the Guaranteed Annual Withdrawal Amount will be based. If there are two Covered Persons, the Joint Guaranteed Annual Withdrawal Percentage will be based on the age of the younger life and the Installments can continue until the death of the second life. If a natural person owns the Contract, the Owner of the Contract must be a Covered Person. If a Grantor Trust owns the Contract, the Grantor(s) must be the sole Covered Person(s). A Joint Covered Person, when permitted, must be the Owner’s Spouse and (i) a Joint Owner; or (ii) the 100% primary Beneficiary under the Contract.
Death Benefit The amount payable to the Beneficiary when the Owner or the Annuitant dies, as applicable.
Distributions Amounts paid from a Covered Fund, including but not limited to partial and systematic withdrawals.
Effective Date The date on which the first Contribution is credited to your Annuity Account. Contract Years, anniversaries, and quarters are measured from the Effective Date.
GLWB Rider The Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider issued to the Owner which specifies the benefits, rights, privileges, and obligations of the Owner and Empower in the Income Segment. The GLWB Rider is initiated by allocating contributions to an Income Segment Covered Fund. All guarantees are subject to the claims paying ability of Empower.

Grantor The natural person(s) who is treated under Sections 671 through 679 of the Code as owning the assets of a Grantor Trust. Generally, the Grantor is the creator of the trust relationship and is responsible for any tax liability on trust assets. All Grantors must be individuals.
Grantor Trust A trust, the assets of which are treated under Sections 671 through 679 of the Code as being owned by the Grantor(s). We allow a Grantor Trust to be an Owner only if it either has a single Grantor who is a natural person, or two Grantors who are one another’s Spouse as of the Effective Date. Generally, if a trust is a Grantor Trust, the Grantor is treated as the owner of the assets, the trust is disregarded as a separate tax entity, and all income is taxed to the Grantor.
Guarantee Benefit Fee The fee associated with the Income Segment and GLWB Rider. The Guarantee Benefit Fee may be referred to as the GLWB Rider Fee.
Guaranteed Annual Withdrawal (GAW) For purposes of the GLWB Rider, the annualized withdrawal amount that we guarantee for the lifetime of the Covered Person(s).
Guaranteed Annual Withdrawal Percentage (GAW%) The percentage of the Benefit Base that determines the amount of the GAW.
Guaranteed Lifetime Withdrawal Benefit (GLWB) A payment option offered by the GLWB Rider that pays Installments during the life of the Covered Person(s). The Covered Person(s) can receive periodic payments in either monthly, quarterly, semiannual, or annual Installments that in total over a 12-month period equal the GAW.
Income Segment Assets allocated to the Sub-Account(s) associated with the optional GLWB Rider attached to the Contract.
Investment Segment Assets allocated to the Sub-Accounts not associated with the optional GLWB Rider attached to the Contract.
Installments Periodic payments of the GAW.
Mortality and Expense Risk Charge (M&E Charge) An amount deducted from your Annuity Account Value at the end of each valuation period to compensate Empower for bearing certain mortality and expense risks under the Contract.
Non-Qualified Annuity Contract An annuity Contract which is not intended to satisfy the requirements of Section 408(b) (IRAs) or Section 408A (Roth IRAs) of the Code. We may issue this Contract as a Non-Qualified Annuity Contract.
Owner (Joint Owner) or You The person or persons named in the Contract who is entitled to exercise all rights and privileges under the Contract while the Annuitant is living. Joint Owners must be one another’s Spouse as of the Effective Date and must both be natural persons. The Annuitant will be the Owner unless otherwise indicated in the application. If the Owner intends to hold the Contract as a Qualified Annuity Contract, the Owner must be the Annuitant and a Joint Owner is not permitted. The Owner must be either a natural person or a Grantor Trust. If the Owner is a Grantor Trust, all references to the life, age or death of the Owner pertain to the life, age or death of the Grantor(s).
Portfolio A registered management investment company, or portfolio or series thereof, in which the assets of the Series Account may be invested.
Qualified Annuity Contract An annuity contract that is intended to qualify under Section 408(b) (IRAs) or Section 408A (Roth IRAs) of the Code. We may issue this Contract as a Qualified Annuity Contract.
Series Account Variable Annuity-2 Series Account, the segregated asset account established by Empower under Colorado law and registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). The Series Account is also referred to as the separate account.
Spouse A person recognized as a spouse in the state where the couple was legally married. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law.
Sub-Account A division of the Series Account containing the shares of a Portfolio in the Investment Segment, the Income Segment, or both. There is a Sub-Account for each Portfolio. We may also refer to a Sub-Account as an “investment option” in the Prospectus, SAI, or Series Account financial statements.
Transfer Moving amounts from and among the Sub-Account(s).

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your Contract.
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The Empower Ariel Mid Cap Value Fund was reorganized into the Empower Mid Cap Value Fund.

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The DWS Capital Growth VIP - Class B and the DWS Global Small Cap VIP - Class B funds were liquidated.

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The Empower Government Money Market Fund was liquidated.

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The LVIP Delaware U.S. REIT Fund changed its name to the LVIP Macquarie U.S. REIT Fund.

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The Goldman Sachs Multi-Strategy Alternatives Portfolio was liquidated.

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Amundi Asset Management US, Inc. was replaced with Victory Capital Management Inc. as the investment adviser for the Empower Large Cap Growth Fund.

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For updated Fund performance and fee information please see APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?	No. The Contract does not include charges for early withdrawal.
Are There Transaction Charges?
No. The Contract does not include charges for transactions. However, we reserve the right to impose such a charge in the future.
For additional information about transaction charges, see “Fee Tables”, “Transfers”, and “Charges and Deductions” in the Prospectus.

Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base contract (1)	0.70%	0.70%
Investment options (Portfolio fees and expenses) (2)	0.25%	2.675%
Optional benefits available for an additional charge (for a single optional benefit, if elected)
Optional Guaranteed Lifetime Withdrawal Benefit Rider (3)	1.00%	1.50%
Death Benefit Options (4)
Option 1: Return if Annuity Account Value	0.25%	0.25%
Option 2: Guaranteed Minimum Death Benefit	0.45%	0.45%

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the mortality and expense risk charge (including an amount added for the death benefit option), for the last fiscal year by the total average net assets attributable to the Contracts for that year. (See “Fee Tables” and “Charges and Deductions”)

(2)
As a percentage of Portfolio assets.

(3)
Charges assessed quarterly, as a percentage of the current Covered Fund Value. (See “Death Benefit” and “Charges and Deductions”)

(4)
This fee is added to the Mortality and Expense Risk Charge based on the Death Benefit Option selected as a percentage of average Annuity Account Value.

Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract.
Lowest Annual Cost: $501	Highest Annual Cost: $4,555
Assumes:	Assumes:

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Investment of  $100,000

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5% annual appreciation

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Least expensive combination of Base Contract fee and Portfolio fees and expenses

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No optional benefits

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No additional Contributions, transfers or withdrawals

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No sales charges

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Investment of  $100,000

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5% annual appreciation

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Most expensive combination of Base Contract fee, optional benefits and Portfolio fees and expenses

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No additional Contributions, transfers, or withdrawals

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No sales charges

For additional information about annual charges, please see “Fee Tables” and “Charges and Deductions” in the Prospectus.

RISKS
Is There a Risk of Loss from Poor Performance?
Yes. You can lose money by investing in this Contract, including loss of principal.
For additional information about the risk of loss, see “Great-West Life & Annuity Insurance Company”, “The Series Account” and “The Portfolios” in the Prospectus.

Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, federal and state income taxes may apply.
Withdrawals will reduce your Contract Value and death benefit.
The benefits of tax deferral and living benefit protections also mean the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “Charges and Deductions” and “Seek Tax Advice” in the Prospectus.

What Are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract.
Each Investment Option has its own unique risks.
You should review the prospectuses for the available Portfolios and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “The Portfolios” in the Prospectus.

What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to the Company. Any obligations, guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-877-723-8723 or writing us at the address shown on the cover page.
For additional information about Company risks, see “Great-West Life & Annuity Insurance Company” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. Currently, there is no limit on the number of Transfers you can make among the Sub-Accounts during any calendar year. However, we reserve the right to limit the number of Transfers you make. Also, there is currently no charge for Transfers. We reserve the right to impose such a charge in the future
We reserve the right to remove or substitute Portfolios as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Contributions and/or transfers of Contract Value to a Portfolio if we determine the Portfolio no longer meets one or more of our Portfolio selection criteria and/or if a Portfolio has not attracted significant contract owner assets.
For additional information about Investment Options, see “Transfers”, “Charges and Deductions”, “The Portfolios” and “Addition, Deletion or Substitution of Sub-Accounts” in the Prospectus.

Are There Restrictions on Contract Benefits?
Yes. If you elect the Guaranteed Lifetime Withdrawal Benefit rider:
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The Investment Options available to you under the Contract will be limited.

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Withdrawals from Contract Value that exceed the annual withdrawal amount under the rider may significantly reduce or eliminate the rider benefits.

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We may stop offering an optional benefit rider at any time.
Withdrawals may also reduce the death benefit by an amount greater than the value withdrawn.
For additional information about the optional benefits, see “Guaranteed Lifetime Withdrawal Benefit” and “Death Benefit” in the Prospectus.

TAXES
What Are the Contract’s Tax Implications?
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement arrangement (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit, or annuity income payments, will generally result in taxable income if there has been an increase in the contract value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the contract value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “Seek Tax Advice” and “Tax Consequences of Withdrawals” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
We pay compensation, in the form of commissions, non-cash compensation, and asset-based compensation, to broker-dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to the broker-dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The prospect of receiving, or the receipt of, asset-based compensation may provide broker-dealers and/or their registered representatives with an incentive to recommend continued investment in the Contracts over other variable insurance products (or other investments). You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the Contracts.
For additional information about compensation, see “Distribution of the Contracts” in the Prospectus.

Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “Seek Tax Advice” in the Prospectus.

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 877-723-8723 or by sending an email request to prospectus@protective.com. Depending on the optional benefits you choose, you may not be able to invest in certain Portfolios.
The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge . Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
U.S Equity	Alger Small Cap Growth Portfolio - Class I-2 (2)	1.00%	8.13%	4.16%	7.84%
Sector Equity	ALPS/Alerian Energy Infrastructure Portfolio - Class III (1)	1.30%	40.60%	14.15%	5.07%
International Equity	ALPS/Global Opportunity Portfolio - Class III (1)	2.38%	18.01%	7.91%	9.07%
International Equity	American Funds Insurance Series® Capital World Growth and Income Fund® - Class 4 (1)	0.92%	13.70%	7.04%	8.17%
U.S. Equity	American Funds Insurance Series® Growth Fund - Class 4	0.84%	31.29%	18.53%	16.29%
U.S. Equity	American Funds Insurance Series® Growth-Income Fund - Class 4	0.78%	23.93%	12.73%	11.93%
International Equity	American Funds Insurance Series® International Fund - Class 4	1.03%	2.93%	0.97%	3.75%
International Equity	American Funds Insurance Series® New World Fund® - Class 4 (1)	1.07%	6.33%	4.29%	5.96%
U.S. Equity	American Funds Insurance Series® Washington Mutual Investors Fund℠ - Class 4 (1)	0.75%	18.85%	11.92%	9.99%
Allocation	BlackRock 60/40 Target Allocation ETF V.I. Fund - Class III (1)	0.57%	11.36%	6.86%	6.48%
Allocation	BlackRock Global Allocation V.I. Fund - Class III - BlackRock (Singapore) Limited; BlackRock International Limited(1)	1.02%	8.93%	5.72%	5.32%
Taxable Bond	BlackRock High Yield V.I. Fund - Class III - BlackRock International Limited (1)	0.78%	7.85%	4.17%	4.74%
Sector Equity	BNY Mellon Investment Portfolios: Technology Growth Portfolio - Service Shares - Newton Investment Management North America, LLC(2)	1.15%	25.39%	15.29%	14.79%
U.S Equity	BNY Mellon Variable Investment Fund: Appreciation Portfolio - Service Shares - Fayez Sarofim & Company(2)	1.10%	12.48%	11.66%	11.28%
U.S. Equity	ClearBridge Variable Large Cap Growth Portfolio - Class II - ClearBridge Investments, LLC	0.99%	27.56%	14.46%	—
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - ClearBridge Investments, LLC(2)	1.06%	9.73%	6.35%	7.02%
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - ClearBridge Investments, LLC	1.05%	4.23%	5.13%	7.66%
U.S. Equity	Columbia Variable Portfolio - Small Cap Value Fund - Class 2 (1)	1.13%	8.67%	10.98%	8.98%
Taxable Bond	Columbia Variable Portfolio - Strategic Income Fund - Class 2(1)	0.94%	4.51%	1.82%	3.10%
U.S. Equity	DWS Small Mid Cap Value VIP - Class B (1)(2)	1.21%	5.79%	5.51%	5.20%
Taxable Bond	Eaton Vance VT Floating-Rate Income Fund - Initial Class	1.19%	7.68%	4.24%	3.92%
Allocation	Empower Aggressive Profile Fund - Investor Class	1.13%	11.94%	8.25%	8.37%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Taxable Bond	Empower Bond Index Fund - Investor Class - Franklin Advisers, Inc. and Franklin Advisory Services, LLC	0.49%	0.82%	-0.89%	0.81%
Allocation	Empower Conservative Profile Fund - Investor Class (1)	0.76%	5.09%	3.35%	3.71%
Taxable Bond	Empower Core Bond Fund - Investor Class (1)	0.70%	1.53%	-0.44%	1.27%
International Equity	Empower Emerging Markets Equity Fund - Investor Class - Goldman Sachs Asset Management, L.P.; Lazard Asset Management LLC(1)	1.26%	9.85%	1.35%	—
Taxable Bond	Empower Global Bond Fund - Investor Class (1)	1.00%	-0.87%	-2.60%	-0.89%
Taxable Bond	Empower High Yield Bond Fund - Investor Class - Putnam Investment Management, LLC(1)	0.98%	7.64%	3.92%	4.57%
Taxable Bond	Empower Inflation-Protected Securities Fund - Investor Class - Goldman Sachs Asset Management, L.P.(1)	1.32%	2.80%	2.02%	—
International Equity	Empower International Growth Fund - Investor Class - J.P. Morgan Investment Management, Inc.; Franklin Templeton Institutional, LLC(1)	1.20%	4.05%	2.83%	4.93%
International Equity	Empower International Index Fund - Investor Class - Irish Life Inv Managers Ltd	0.61%	2.92%	4.19%	4.76%
International Equity	Empower International Value Fund - Investor Class - LSV Asset Management; Massachusetts Financial Services Company	1.07%	5.46%	5.13%	6.35%
U.S. Equity	Empower Large Cap Growth Fund - Investor Class - Victory Capital Management, Inc.; JPMorgan Investment Management, Inc.(1)	0.98%	25.44%	17.09%	15.41%
U.S. Equity	Empower Large Cap Value Fund - Investor Class - T. Rowe Price Associates, Inc.; Putnam Investment Management, LLC(1)	0.96%	15.38%	10.30%	9.16%
Allocation	Empower Lifetime 2015 Fund - Investor Class (1)	0.76%	6.43%	4.40%	4.87%
Allocation	Empower Lifetime 2020 Fund - Investor Class (1)	0.78%	6.95%	4.65%	—
Allocation	Empower Lifetime 2025 Fund - Investor Class (1)	0.81%	7.33%	5.06%	5.65%
Allocation	Empower Lifetime 2030 Fund - Investor Class (1)	0.84%	8.06%	5.57%	—
Allocation	Empower Lifetime 2035 Fund - Investor Class (1)	0.86%	9.19%	6.26%	6.83%
Allocation	Empower Lifetime 2040 Fund - Investor Class (1)	0.88%	10.19%	6.89%	—
Allocation	Empower Lifetime 2045 Fund - Investor Class	0.90%	10.82%	7.29%	7.59%
Allocation	Empower Lifetime 2050 Fund - Investor Class	0.91%	11.14%	7.42%	—
Allocation	Empower Lifetime 2055 Fund - Investor Class	0.91%	11.10%	7.35%	7.57%
U.S. Equity	Empower Mid Cap Value Fund - Investor Class - Goldman Sachs Asset Management, L.P.(1)	1.05%	15.68%	8.80%	8.09%
Allocation	Empower Moderate Profile Fund - Investor Class (1)	0.90%	7.95%	5.78%	5.89%
Allocation	Empower Moderately Aggressive Profile Fund - Investor Class (1)	0.99%	9.34%	6.63%	6.74%
Allocation	Empower Moderately Conservative Profile Fund - Investor Class (1)	0.81%	6.45%	4.52%	4.78%
Taxable Bond	Empower Multi-Sector Bond Fund - Investor Class (1)	0.90%	5.14%	2.03%	2.85%
Sector Equity	Empower Real Estate Index Fund - Investor Class - Irish Life Inv Managers Ltd(1)	0.65%	7.54%	2.73%	4.19%
U.S. Equity	Empower S&P 500® Index Fund - Investor Class - Irish Life Inv Managers Ltd	0.49%	24.33%	13.94%	12.50%
U.S. Equity	Empower S&P Mid Cap 400® Index Fund - Investor Class - Irish Life Inv Managers Ltd	0.54%	13.27%	9.72%	9.06%
U.S. Equity	Empower S&P SmallCap 600® Index Fund - Investor Class - Irish Life Inv Managers Ltd(1)	0.56%	7.94%	7.77%	8.37%
Allocation	Empower SecureFoundation® Balanced Fund - Class L (1)	0.83%	7.89%	5.48%	5.77%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Taxable Bond	Empower Short Duration Bond Fund - Investor Class - Putnam Investment Management, LLC(1)	0.59%	4.24%	1.98%	2.01%
U.S. Equity	Empower Small Cap Growth Fund - Investor Class (1)	1.19%	10.49%	8.26%	—
U.S. Equity	Empower Small Cap Value Fund - Investor Class (1)	1.09%	8.21%	9.11%	7.97%
U.S. Equity	Empower T. Rowe Price Mid Cap Growth Fund - Investor Class - T. Rowe Price Associates, Inc.	1.02%	9.05%	7.55%	10.01%
Taxable Bond	Empower U.S. Government Securities Fund - Investor Class - Western Asset Management Company, LLC(1)	0.59%	0.76%	-0.84%	0.64%
Taxable Bond	Federated Hermes High Income Bond Fund II - Service Class (1)	1.08%	5.85%	2.92%	4.22%
U.S. Equity	Fidelity® VIP Balanced Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.67%	15.58%	10.57%	9.35%
U.S. Equity	Fidelity® VIP Government Money Market Portfolio - Initial Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.25%	5.10%	2.33%	1.62%
Taxable Bond	Fidelity® VIP International Capital Appreciation Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	1.03%	7.92%	6.61%	8.01%
Allocation	First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I	1.18%	6.01%	4.48%	6.14%
Allocation	Franklin Income VIP Fund - Class 4- Franklin Advisers, Inc .(1)	0.82%	7.08%	5.17%	5.16%
International Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Service Class (1)	0.77%	27.92%	13.91%	11.82%
U.S. Equity	Invesco® Oppenheimer V.I. International Growth Fund - Series II (1)	1.25%	-1.81%	2.83%	4.15%
U.S. Equity	Invesco® V.I. Core Equity Fund - Series II (2)	1.05%	25.29%	12.07%	9.15%
U.S. Equity	Invesco® V.I. Core Plus Bond Fund - Series II (1)	0.87%	2.72%	0.08%	1.98%
International Equity	Invesco® V.I. EQV International Equity Fund - Series II (2)	1.15%	0.34%	2.97%	4.10%
Sector Equity	Invesco® V.I. Global Real Estate Fund - Series II - Invesco Asset Management Limited	1.27%	-2.11%	-2.64%	1.26%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series II	1.00%	15.72%	9.81%	8.53%
U.S. Equity	Invesco® V.I. Main Street Small Cap Fund® - Series II	1.11%	12.41%	10.21%	8.73%
U.S. Equity	Invesco® V.I. Small Cap Equity Fund - Series II (2)	1.20%	17.85%	10.60%	7.82%
Allocation	Janus Henderson Balanced Portfolio - Service Shares	0.87%	15.15%	8.06%	8.40%
U.S. Equity	Janus Henderson Enterprise Portfolio - Service Shares	0.97%	15.32%	9.61%	12.12%
Taxable Bond	Janus Henderson Flexible Bond Portfolio - Service Shares (1)	0.82%	1.63%	0.09%	1.35%
U.S. Equity	Janus Henderson Mid Cap Value Portfolio - Service Shares (2)	1.18%	12.80%	6.86%	7.33%
International Equity	Janus Henderson Overseas Portfolio - Service Shares (2)	1.13%	5.58%	6.95%	5.29%
U.S. Equity	Lazard Retirement US Small Cap Equity Select Portfolio - Service Shares (1)(2)(formerly, Lazard Retirement US Small-Mid Cap Equity Portfolio - Service Shares)	1.12%	11.12%	5.74%	6.73%
U.S. Equity	Lord Abbett Series Fund - Developing Growth Portfolio - Class VC (1)(2)	1.04%	22.18%	7.27%	8.59%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Taxable Bond	LVIP American Century Inflation Protection Fund - Service Class (1)(formerly, American Century Investments® VP Inflation Protection Fund - Class II)	0.72%	1.54%	1.22%	1.73%
U.S. Equity	LVIP American Century Mid Cap Value Fund - Service Class (1)(formerly, American Century Investments® VP Mid Cap Value Fund - Class II)	1.01%	8.52%	7.13%	7.87%
U.S. Equity	LVIP American Century Value Fund - Service Class(1)(formerly, American Century Investments® VP Value Fund - Class II)	0.86%	9.29%	8.41%	8.01%
U.S. Equity	LVIP JPMorgan Small Cap Core Fund - Service Class	1.00%	11.44%	6.77%	7.02%
Sector Equity	LVIP Macquarie U.S. REIT Fund -Service Class - Delaware Investments Fund Advisers (1)(2) (formerly, LVIP Delaware U.S. REIT Fund -Service Class)	1.13%	7.55%	2.75%	4.02%
International Equity	Macquarie VIP Emerging Markets Series - Service Class - Macquarie Funds Management HK Ltd.; Macquarie Investment Management Global Limited(1)(formerly, Delaware VIP® Emerging Markets Series - Service Class)	1.46%	4.77%	0.72%	3.75%
Sector Equity	Macquarie VIP Energy Series - Service Class (1) (formerly, Delaware Ivy VIP Energy Portfolio - Class II)	1.11%	-5.60%	5.79%	-1.89%
International Equity	Macquarie VIP International Core Equity Series - Service Class (1)(2)(formerly, Delaware Ivy VIP International Core Equity Portfolio - Class II)	1.11%	3.79%	4.71%	4.24%
U.S. Equity	Macquarie VIP Small Cap Value Series - Service Class - Macquarie Funds Management HK Ltd.; Macquarie Investment Management Global Limited (formerly, Delaware VIP® Small Cap Value Series - Service Class)	1.04%	11.02%	6.83%	7.30%
U.S. Equity	MFS® VIT II Blended Research® Core Equity Portfolio - Service Class (1)	0.69%	25.18%	14.86%	12.04%
International Equity	MFS® VIT II International Growth Portfolio - Service Class (1)	1.13%	8.76%	5.84%	7.56%
Sector Equity	MFS® VIT II Technology Portfolio - Service Class (1)	1.11%	36.45%	17.46%	17.75%
U.S. Equity	MFS® VIT III Blended Research® Small Cap Equity Portfolio - Service Class (1)	0.82%	4.65%	5.94%	7.75%
U.S. Equity	Morgan Stanley VIF Discovery Portfolio - Class II (1)(2)	1.05%	41.73%	11.11%	12.02%
U.S. Equity	Neuberger Berman AMT Sustainable Equity Portfolio - Class S	1.15%	25.52%	13.68%	11.18%
Commodities	PIMCO VIT CommodityRealReturn® Strategy Portfolio - Advisor Class	2.38%	3.97%	6.98%	1.55%
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class	2.675%	-6.10%	-5.02%	-0.82%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class	0.77%	4.39%	0.98%	1.18%
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class	1.17%	2.03%	1.83%	2.05%
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class	0.72%	5.95%	2.66%	2.29%
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class	0.89%	2.43%	-0.13%	1.43%
U.S. Equity	Putnam VT Core Equity Fund - Class IB - Franklin Templeton Investment Management Limited	0.93%	26.96%	16.06%	13.17%
International Equity	Putnam VT Emerging Markets Equity Fund - Class IB - The Putnam Advisory Company, LLC; Franklin Templeton Investment Management Limited(1)(2)	1.36%	15.77%	2.77%	4.03%
International Equity	Putnam VT Focused International Equity Fund - Class IB - The Putnam Advisory Company, LLC; Franklin Templeton Investment Management Limited(1)	1.05%	3.30%	4.54%	5.85%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Allocation	Putnam VT Global Asset Allocation Fund - Class IB - The Putnam Advisory Company, LLC; Franklin Templeton Investment Management Limited(1)	1.11%	16.36%	8.00%	7.00%
Taxable Bond	Putnam VT Income Fund - Class IB - Franklin Templeton Investment Management Limited	0.85%	2.32%	-1.41%	1.03%
International Equity	Putnam VT International Equity Fund - Class IB - The Putnam Advisory Company, LLC; Franklin Templeton Investment Management Limited	1.08%	2.97%	4.88%	4.73%
International Equity	Putnam VT International Value Fund - Class IB - The Putnam Advisory Company, LLC; Franklin Templeton Investment Management Limited	1.07%	5.21%	6.81%	5.46%
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IB - Franklin Templeton Investment Management Limited	0.89%	33.41%	17.91%	16.21%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB - Franklin Templeton Investment Management Limited(2)	0.80%	19.14%	12.45%	10.88%
Taxable Bond	Putnam VT Mortgage Securities Fund - Class IB - Franklin Templeton Investment Management Limited(1)	0.75%	4.76%	-1.24%	0.67%
U.S. Equity	Putnam VT Research Fund - Class IB - The Putnam Advisory Company, LLC; Franklin Templeton Investment Management Limited	0.95%	26.28%	14.91%	13.02%
U.S. Equity	Putnam VT Small Cap Growth Fund - Class IB - Franklin Templeton Investment Management Limited(1)(2)	1.13%	23.33%	12.97%	9.64%
U.S. Equity	Putnam VT Small Cap Value Fund - Class IB - Franklin Templeton Investment Management Limited	1.02%	6.20%	10.71%	8.10%
U.S. Equity	T. Rowe Price® Blue Chip Growth Portfolio - II Class	0.99%	35.17%	14.18%	14.48%
Sector Equity	T. Rowe Price® Health Sciences Portfolio - II Class	1.10%	1.42%	5.81%	8.20%
Sector Equity	VanEck® VIP Global Resources Fund - Class S	1.30%	-3.09%	7.28%	0.57%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you any have questions about fund / portfolio availability.

You may satisfy the Allocation Guidelines and Restrictions by allocating your Purchase Payments and Contract Value to the following permissible investment option:
•
Empower SecureFoundation® Balanced Fund (Class L Shares)

You must allocate 100% of your Purchase Payments and Contract Value to this option.

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2019, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000107377